

July 11, 2012

<u>Via E-Mail</u>
Mr. James D. Palm
Gulfport Energy Corporation
Chief Executive Officer
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

> **Re: Gulfport Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2012**
> **File No. 0-19514**

Dear Mr. Palm:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Note 5 – Equity Investments, page F-15</u>

<u>Bison Drilling and Field Services LLC, page F-16</u>

1.   We note that you report for the year ended December 31, 2011, income of $357,000 related to your equity investment in Bison Drilling and Field Services LLC, which is included in the overall loss from equity method investments in the consolidated statements of operations. Please tell us the extent to which this figure reflects earnings associated with services it provided to you or to others on properties in which you or any

of your affiliates also have an economic interest; or services it provided on behalf of investors in oil and gas producing activities which are managed by you or any of your affiliates. We would like to understand your application of Rule 4-10(c)(6)(iv) of Regulation S-X in determining that such amounts would be reported in the statement of operations, rather than as a reduction to the full cost pool. Also tell us how this guidance may impact your accounting for the entities discussed in the last paragraph on page 28 of your Form 10-Q for the fiscal quarter ended March 31, 2012.

Note 18 – Contingencies, page F-28

2.   We note your disclosure stating that an adverse decision on any of the specific matters identified could have a material impact on your financial condition or results of operations; also clarifying that other non-specific matters which remain unresolved have not had a material effect during the periods presented, although you are silent with regard to the level of your exposure. Please modify your disclosures to clarify whether you have assessed the likelihood of loss as remote, reasonably possible, or probable in each instance. If there is a reasonable possibility of material loss exceeding amounts already recognized, disclose either an estimate of the additional loss or range of loss, or state that such an estimate cannot be made to comply with FASB ASC 450-20-50.

Note 20 – Supplemental Information on Oil and Gas Exploration and Production Activities, page F-31

Oil and Natural Gas Reserves (Unaudited), page F-33

3.   We note your disclosure stating that downward revisions in proved reserves during 2011 were primarily the result of drilling PUDs and "ethane takeaway issues" in the Permian Basin. Please expand your disclosure to explain how and the extent to which drilling PUDs contributed to the revision. Also describe the ethane takeaway issues with details sufficient to understand how and the extent to which this factored into the revision to your estimate of reserves.

4.   We also note that you attribute downward revisions in proved reserves during both 2009 and 2010 to adopting the five-year schedule for drilling proved undeveloped reserves from the SEC's "Modernization of Oil and Gas Reporting" Final Rule. As this rule was effective beginning with the year ended December 31, 2009, please modify your disclosure to clarify how the rule negatively impacted proved reserves for the year ended December 31, 2010.

Form 10-Q for the Fiscal Quarter ended March 31, 2012

General

James D. Palm
Gulfport Energy Corporation
July 11, 2012
Page 3

5.   Please revise the accounting and disclosures in your interim reports as necessary to similarly comply with all applicable comments on your annual report.

Note 13 – Subsequent Events, page 18

6.   Tell us when you intend to report the pro forma financial information that shows the disposition of your oil and gas interests in the Permian Basin to Diamondback Energy Inc. to comply with Item 9.01(b)(1) of Form 8-K. We note that as of and for the year ended December 31, 2011, such interests accounted for 66.5% of your total proved reserves (on a BOE basis), 13.4% of production, and 45% of net undeveloped acreage.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller
                                        Branch Chief